# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Vertical Aerospace Ltd., CIK 0001867102
CUSIP: G9471C107
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: Unit 1 Camwal Court, Chapel Street, Bristol, United Kingdom (X0), BS2 0UW
Date of event which requires filing of this statement: 03/30/2026
Filed by CIK 0001655183
Persons authorized to receive notices and communications: Jason Mudrick, Mudrick Capital Management, L.P., 527 Madison Avenue, 6th Floor, New York, New York (NY), 10022, 646-747-9500

## Reporting persons
- Mudrick Capital Management, L.P. (CIK 0001655183): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 101,021,846; sole dispositive power 0; shared dispositive power 101,021,846; aggregate amount beneficially owned 101,021,846 (58.4% of the class)
  Comment: Rows 8, 10 and 11 include (i) 54,659,585 ordinary shares, par value $0.0001 per share ("Ordinary Shares"), of Vertical Aerospace Ltd. (the "Issuer"), (ii) 41,796,261 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes, and (iii) 400,000 Ordinary Shares issuable upon the exercise of Existing Warrants, 2,083,000 Ordinary Shares issuable upon the exercise of Tranche A Warrants and 2,083,000 Ordinary Shares issuable upon the exercise of Tranche B Warrants (as each is defined in this Schedule 13D), in each case, directly held by Mudrick Distressed Opportunity Fund Global, L.P., Mudrick Distressed Opportunity Drawdown Fund II, L.P., Mudrick Distressed Opportunity Drawdown Fund II SC, L.P., Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P., Mudrick Distressed Opportunity SIF Master Fund, L.P., Mudrick Stressed Credit Master Fund, L.P., Mudrick Opportunity Co-Investment Fund, LP, Mudrick Distressed Opportunity Drawdown Fund III, L.P., Mudrick Co-Investment Opportunity III, L.P. and certain accounts managed by Mudrick Capital Management, L.P. (collectively, the "Mudrick Funds"), in the aggregate.
  
  Row 13 is based on 172,964,882 Ordinary Shares outstanding, which includes (i) 126,602,621 Ordinary Shares outstanding after giving effect to the shares issued in the Capital Raise (as defined in Item 4 of this Amendment No. 6), (ii) 41,796,261 Ordinary Shares issuable upon the conversion of Convertible Senior Secured Notes, (iii) 400,000 Ordinary Shares issuable upon exercise of Existing Warrants, (iv) 2,083,000 Ordinary Shares issuable upon the exercise of Tranche A Warrants and (v) 2,083,000 Ordinary Shares issuable upon the exercise of Tranche B Warrants, as each is defined in this Schedule 13D.
- Mudrick Capital Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 101,021,846; sole dispositive power 0; shared dispositive power 101,021,846; aggregate amount beneficially owned 101,021,846 (58.4% of the class)
  Comment: Rows 8, 10 and 11 include (i) 54,659,585 Ordinary Shares of the Issuer, (ii) 41,796,261 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes, and (iii) 400,000 Ordinary Shares issuable upon the exercise of Existing Warrants, 2,083,000 Ordinary Shares issuable upon the exercise of Tranche A Warrants and 2,083,000 Ordinary Shares issuable upon the exercise of Tranche B Warrants (as each is defined in this Schedule 13D), in each case, directly held by the Mudrick Funds in the aggregate.
  
  Row 13 is based on 172,964,882 Ordinary Shares outstanding, which includes (i) 126,602,621 Ordinary Shares outstanding after giving effect to the shares issued in the Capital Raise (as defined in Item 4 of this Amendment No. 6), (ii) 41,796,261 Ordinary Shares issuable upon the conversion of Convertible Senior Secured Notes, (iii) 400,000 Ordinary Shares issuable upon exercise of Existing Warrants, (iv) 2,083,000 Ordinary Shares issuable upon the exercise of Tranche A Warrants and (v) 2,083,000 Ordinary Shares issuable upon the exercise of Tranche B Warrants, as each is defined in this Schedule 13D.
- Jason Mudrick: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 101,021,846; sole dispositive power 0; shared dispositive power 101,021,846; aggregate amount beneficially owned 101,021,846 (58.4% of the class)
  Comment: Rows 8, 10 and 11 include (i) 54,659,585 Ordinary Shares of the Issuer, (ii) 41,796,261 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes, and (iii) 400,000 Ordinary Shares issuable upon the exercise of Existing Warrants, 2,083,000 Ordinary Shares issuable upon the exercise of Tranche A Warrants and 2,083,000 Ordinary Shares issuable upon the exercise of Tranche B Warrants (as each is defined in this Schedule 13D), in each case, directly held by the Mudrick Funds in the aggregate.
  
  Row 13 is based on 172,964,882 Ordinary Shares outstanding, which includes (i) 126,602,621 Ordinary Shares outstanding after giving effect to the shares issued in the Capital Raise (as defined in Item 4 of this Amendment No. 6), (ii) 41,796,261 Ordinary Shares issuable upon the conversion of Convertible Senior Secured Notes, (iii) 400,000 Ordinary Shares issuable upon exercise of Existing Warrants, (iv) 2,083,000 Ordinary Shares issuable upon the exercise of Tranche A Warrants and (v) 2,083,000 Ordinary Shares issuable upon the exercise of Tranche B Warrants, as each is defined in this Schedule 13D.
- Mudrick Distressed Opportunity Fund Global, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 23,356,030; sole dispositive power 0; shared dispositive power 23,356,030; aggregate amount beneficially owned 23,356,030 (17% of the class)
  Comment: Rows 8, 10 and 11 include (i) 12,613,206 Ordinary Shares of the Issuer, (ii) 9,836,542 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes, and (iii) 94,138 Ordinary Shares issuable upon the exercise of Existing Warrants, 406,072 Ordinary Shares issuable upon the exercise of Tranche A Warrants and 406,072 Ordinary Shares issuable upon the exercise of Tranche B Warrants, in each case, directly held by Mudrick Distressed Opportunity Fund Global, L.P.
  
  Row 13 is based on 137,345,445 Ordinary Shares outstanding, which includes (i) 126,602,621 Ordinary Shares outstanding after giving effect to the shares issued in the Capital Raise (as defined in Item 4 of this Amendment No. 6), (ii) 9,836,542 Ordinary Shares issuable upon the conversion of Convertible Senior Secured Notes directly held by Mudrick Distressed Opportunity Fund Global, L.P., (iii) 94,138 Ordinary Shares issuable upon exercise of Existing Warrants held by Mudrick Distressed Opportunity Fund Global, L.P., (iv) 406,072 Ordinary Shares issuable upon the exercise of Tranche A Warrants and (v) 406,072 Ordinary Shares issuable upon the exercise of Tranche B Warrants, as each is defined in this Schedule 13D.
- Mudrick GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 23,356,031; sole dispositive power 0; shared dispositive power 23,356,031; aggregate amount beneficially owned 23,356,031 (17% of the class)
  Comment: Rows 8, 10 and 11 include (i) 12,613,206 Ordinary Shares of the Issuer, (ii) 9,836,543 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes, and (iii) 94,138 Ordinary Shares issuable upon the exercise of Existing Warrants, 406,072 Ordinary Shares issuable upon the exercise of Tranche A Warrants and 406,072 Ordinary Shares issuable upon the exercise of Tranche B Warrants, in each case, directly held by Mudrick Distressed Opportunity Fund Global, L.P.
  
  Row 13 is based on 137,345,445 Ordinary Shares outstanding, which includes (i) 126,602,621 Ordinary Shares outstanding after giving effect to the shares issued in the Capital Raise (as defined in Item 4 of this Amendment No. 6), (ii) 9,836,543 Ordinary Shares issuable upon the conversion of Convertible Senior Secured Notes directly held by Mudrick Distressed Opportunity Fund Global, L.P., (iii) 94,138 Ordinary Shares issuable upon exercise of Existing Warrants held by Mudrick Distressed Opportunity Fund Global, L.P., (iv) 406,072 Ordinary Shares issuable upon the exercise of Tranche A Warrants and (v) 406,072 Ordinary Shares issuable upon the exercise of Tranche B Warrants, as each is defined in this Schedule 13D.
- Mudrick Distressed Opportunity Drawdown Fund II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 13,458,661; sole dispositive power 0; shared dispositive power 13,458,661; aggregate amount beneficially owned 13,458,661 (10.1% of the class)
  Comment: Rows 8, 10 and 11 include (i) 7,268,224 Ordinary Shares of the Issuer, (ii) 5,668,201 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes, and (iii) 54,246 Ordinary Shares issuable upon the exercise of Existing Warrants, 233,995 Ordinary Shares issuable upon the exercise of Tranche A Warrants and 233,995 Ordinary Shares issuable upon the exercise of Tranche B Warrants, in each case, directly held by Mudrick Distressed Opportunity Drawdown Fund II, L.P.
  
  Row 13 is based on 132,793,058 Ordinary Shares outstanding, which includes (i) 126,602,621 Ordinary Shares outstanding after giving effect to the shares issued in the Capital Raise (as defined in Item 4 of this Amendment No. 6), (ii) 5,668,201 Ordinary Shares issuable upon the conversion of Convertible Senior Secured Notes directly held by Mudrick Distressed Opportunity Drawdown Fund II, L.P., (iii) 54,246 Ordinary Shares issuable upon exercise of Existing Warrants held by Mudrick Distressed Opportunity Drawdown Fund II, L.P, (iv) 233,995 Ordinary Shares issuable upon the exercise of Tranche A Warrants and (v) 233,995 Ordinary Shares issuable upon the exercise of Tranche B Warrants, as each is defined in this Schedule 13D.
- Mudrick Distressed Opportunity Drawdown Fund II SC, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,404,767; sole dispositive power 0; shared dispositive power 1,404,767; aggregate amount beneficially owned 1,404,767 (1.1% of the class)
  Comment: Rows 8, 10 and 11 include (i) 758,631 Ordinary Shares of the Issuer, (ii) 591,626 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes, and (iii) 5,662 Ordinary Shares issuable upon the exercise of Existing Warrants, 24,424 Ordinary Shares issuable upon the exercise of Tranche A Warrants and 24,424 Ordinary Shares issuable upon the exercise of Tranche B Warrants, in each case, directly held by Mudrick Distressed Opportunity Drawdown Fund II SC, L.P.
  
  Row 13 is based on 127,248,757 Ordinary Shares outstanding, which includes (i) 126,602,621 Ordinary Shares outstanding after giving effect to the shares issued in the Capital Raise (as defined in Item 4 of this Amendment No. 6), (ii) 591,626 Ordinary Shares issuable upon the conversion of Convertible Senior Secured Notes directly held by Mudrick Distressed Opportunity Drawdown Fund II SC, L.P., (iii) 5,662 Ordinary Shares issuable upon exercise of Existing Warrants held Mudrick Distressed Opportunity Drawdown Fund II SC, L.P., (iv) 24,424 Ordinary Shares issuable upon the exercise of Tranche A Warrants and (v) 24,424 Ordinary Shares issuable upon the exercise of Tranche B Warrants, as each is defined in this Schedule 13D.
- Mudrick Distressed Opportunity Drawdown Fund II GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 14,863,428; sole dispositive power 0; shared dispositive power 14,863,428; aggregate amount beneficially owned 14,863,428 (11.1% of the class)
  Comment: Rows 8, 10 and 11 include (i) 8,026,855 Ordinary Shares of the Issuer, (ii) 6,259,827 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes, and (iii) 59,908 Ordinary Shares issuable upon the exercise of Existing Warrants, 258,419 Ordinary Shares issuable upon the exercise of Tranche A Warrants and 258,419 Ordinary Shares issuable upon the exercise of Tranche B Warrants, in each case, directly held by Mudrick Distressed Opportunity Drawdown Fund II, L.P. and Mudrick Distressed Opportunity Drawdown Fund II SC, L.P.
  
  Row 13 is based on 133,439,194 Ordinary Shares outstanding, which includes (i) 126,602,621 Ordinary Shares outstanding after giving effect to the shares issued in the Capital Raise (as defined in Item 4 of this Amendment No. 6), (ii) 6,259,827 Ordinary Shares issuable upon the conversion of Convertible Senior Secured Notes directly held by Mudrick Distressed Opportunity Drawdown Fund II, L.P. and Mudrick Distressed Opportunity Drawdown Fund II SC, L.P., (iii) 59,908 Ordinary Shares issuable upon exercise of Existing Warrants held by Mudrick Distressed Opportunity Drawdown Fund II, L.P. and Mudrick Distressed Opportunity Drawdown Fund II SC, L.P., (iv) 258,419 Ordinary Shares issuable upon the exercise of Tranche A Warrants and (v) 258,419 Ordinary Shares issuable upon the exercise of Tranche B Warrants, as each is defined in this Schedule 13D.
- Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 3,520,599; sole dispositive power 0; shared dispositive power 3,520,599; aggregate amount beneficially owned 3,520,599 (2.7% of the class)
  Comment: Rows 8, 10 and 11 include (i) 1,901,267 Ordinary Shares of the Issuer, (ii) 1,482,722 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes, and (iii) 14,190 Ordinary Shares issuable upon the exercise of Existing Warrants, 61,210 Ordinary Shares issuable upon the exercise of Tranche A Warrants and 61,210 Ordinary Shares issuable upon the exercise of Tranche B Warrants, in each case, directly held by Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P.
  
  Row 13 is based on 128,221,953 Ordinary Shares outstanding, which includes (i) 126,602,621 Ordinary Shares outstanding after giving effect to the shares issued in the Capital Raise (as defined in Item 4 of this Amendment No. 6), (ii) 1,482,722 Ordinary Shares issuable upon the conversion of Convertible Senior Secured Notes directly held by Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P., (iii) 14,190 Ordinary Shares issuable upon exercise of Existing Warrants held by Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P., (iv) 61,210 Ordinary Shares issuable upon the exercise of Tranche A Warrants and (v) 61,210 Ordinary Shares issuable upon the exercise of Tranche B Warrants, as each is defined in this Schedule 13D.
- Mudrick Distressed Opportunity 2020 Dislocation Fund GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 3,520,599; sole dispositive power 0; shared dispositive power 3,520,599; aggregate amount beneficially owned 3,520,599 (2.7% of the class)
  Comment: Rows 8, 10 and 11 include (i) 1,901,267 Ordinary Shares of the Issuer, (ii) 1,482,722 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes, and (iii) 14,190 Ordinary Shares issuable upon the exercise of Existing Warrants, 61,210 Ordinary Shares issuable upon the exercise of Tranche A Warrants and 61,210 Ordinary Shares issuable upon the exercise of Tranche B Warrants, in each case, directly held by Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P.
  
  Row 13 is based on 128,221,953 Ordinary Shares outstanding, which includes (i) 126,602,621 Ordinary Shares outstanding after giving effect to the shares issued in the Capital Raise (as defined in Item 4 of this Amendment No. 6), (ii) 1,482,722 Ordinary Shares issuable upon the conversion of Convertible Senior Secured Notes directly held by Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P., (iii) 14,190 Ordinary Shares issuable upon exercise of Existing Warrants held by Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P., (iv) 61,210 Ordinary Shares issuable upon the exercise of Tranche A Warrants and (v) 61,210 Ordinary Shares issuable upon the exercise of Tranche B Warrants, as each is defined in this Schedule 13D.
- Mudrick Distressed Opportunity SIF Master Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,731,491; sole dispositive power 0; shared dispositive power 2,731,491; aggregate amount beneficially owned 2,731,491 (2.1% of the class)
  Comment: Rows 8, 10 and 11 include (i) 1,501,073 Ordinary Shares of the Issuer, (ii) 1,126,618 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes, and (iii) 10,782 Ordinary Shares issuable upon the exercise of Existing Warrants, 46,509 Ordinary Shares issuable upon the exercise of Tranche A Warrants and 46,509 Ordinary Shares issuable upon the exercise of Tranche B Warrants, in each case, directly held by Mudrick Distressed Opportunity SIF Master Fund, L.P.
  
  Row 13 is based on 127,833,039 Ordinary Shares outstanding, which includes (i) 126,602,621 Ordinary Shares outstanding after giving effect to the shares issued in the Capital Raise (as defined in Item 4 of this Amendment No. 6), (ii) 1,126,618 Ordinary Shares issuable upon the conversion of Convertible Senior Secured Notes directly held by Mudrick Distressed Opportunity SIF Master Fund, L.P., (iii) 10,782 Ordinary Shares issuable upon exercising of Existing Warrants held by Mudrick Distressed Opportunity SIF Master Fund, L.P., (iv) 46,509 Ordinary Shares issuable upon the exercise of Tranche A Warrants and (v) 46,509 Ordinary Shares issuable upon the exercise of Tranche B Warrants, as each is defined in this Schedule 13D.
- Mudrick Distressed Opportunity SIF GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,731,491; sole dispositive power 0; shared dispositive power 2,731,491; aggregate amount beneficially owned 2,731,491 (2.1% of the class)
  Comment: Rows 8, 10 and 11 include (i) 1,501,073 Ordinary Shares of the Issuer, (ii) 1,126,618 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes, and (iii) 10,782 Ordinary Shares issuable upon the exercise of Existing Warrants, 46,509 Ordinary Shares issuable upon the exercise of Tranche A Warrants and 46,509 Ordinary Shares issuable upon the exercise of Tranche B Warrants, in each case, directly held by Mudrick Distressed Opportunity SIF Master Fund, L.P.
  
  Row 13 is based on 127,833,039 Ordinary Shares outstanding, which includes (i) 126,602,621 Ordinary Shares outstanding after giving effect to the shares issued in the Capital Raise (as defined in Item 4 of this Amendment No. 6), (ii) 1,126,618 Ordinary Shares issuable upon the conversion of Convertible Senior Secured Notes directly held by Mudrick Distressed Opportunity SIF Master Fund, L.P., (iii) 10,782 Ordinary Shares issuable upon exercising of Existing Warrants held by Mudrick Distressed Opportunity SIF Master Fund, L.P., (iv) 46,509 Ordinary Shares issuable upon the exercise of Tranche A Warrants and (v) 46,509 Ordinary Shares issuable upon the exercise of Tranche B Warrants, as each is defined in this Schedule 13D.
- Mudrick Stressed Credit Master Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,710,801; sole dispositive power 0; shared dispositive power 2,710,801; aggregate amount beneficially owned 2,710,801 (2.1% of the class)
  Comment: Rows 8, 10 and 11 include (i) 1,477,104 Ordinary Shares of the Issuer, (ii) 1,108,623 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes, and (iii) 33,540 Ordinary Shares issuable upon the exercise of Existing Warrants, 45,767 Ordinary Shares issuable upon the exercise of Tranche A Warrants and 45,767 Ordinary Shares issuable upon the exercise of Tranche B Warrants, in each case, directly held by Mudrick Stressed Credit Master Fund, L.P.
  
  Row 13 is based on 127,836,318 Ordinary Shares outstanding, which includes (i) 126,602,621 Ordinary Shares outstanding after giving effect to the shares issued in the Capital Raise (as defined in Item 4 of this Amendment No. 6), (ii) 1,108,623 Ordinary Shares issuable upon the conversion of Convertible Senior Secured Notes directly held by Mudrick Stressed Credit Master Fund, L.P. or on behalf of MSC Fund A, (iii) 33,540 Ordinary Shares issuable upon exercise of Existing Warrants held by Mudrick Stressed Credit Master Fund, L.P., (iv) 45,767 Ordinary Shares issuable upon the exercise of Tranche A Warrants and (v) 45,767 Ordinary Shares issuable upon the exercise of Tranche B Warrants, as each is defined in this Schedule 13D.
- Mudrick Stressed Credit Fund GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,710,801; sole dispositive power 0; shared dispositive power 2,710,801; aggregate amount beneficially owned 2,710,801 (2.1% of the class)
  Comment: Rows 8, 10 and 11 include (i) 1,477,104 Ordinary Shares of the Issuer, (ii) 1,108,623 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes, and (iii) 33,540 Ordinary Shares issuable upon the exercise of Existing Warrants, 45,767 Ordinary Shares issuable upon the exercise of Tranche A Warrants and 45,767 Ordinary Shares issuable upon the exercise of Tranche B Warrants, in each case, directly held by Mudrick Stressed Credit Master Fund, L.P.
  
  Row 13 is based on 127,836,318 Ordinary Shares outstanding, which includes (i) 126,602,621 Ordinary Shares outstanding after giving effect to the shares issued in the Capital Raise (as defined in Item 4 of this Amendment No. 6), (ii) 1,108,623 Ordinary Shares issuable upon the conversion of Convertible Senior Secured Notes directly held by Mudrick Stressed Credit Master Fund, L.P. or on behalf of MSC Fund A, (iii) 33,540 Ordinary Shares issuable upon exercise of Existing Warrants held by Mudrick Stressed Credit Master Fund, L.P., (iv) 45,767 Ordinary Shares issuable upon the exercise of Tranche A Warrants and (v) 45,767 Ordinary Shares issuable upon the exercise of Tranche B Warrants, as each is defined in this Schedule 13D.
- Mudrick Opportunity Co-Investment Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,238,495; sole dispositive power 0; shared dispositive power 2,238,495; aggregate amount beneficially owned 2,238,495 (1.8% of the class)
  Comment: Rows 8, 10 and 11 include (i) 1,183,589 Ordinary Shares of the Issuer, (ii) 1,044,906 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes, and (iii) 10,000 Ordinary Shares issuable upon the exercise of Existing Warrants, in each case, directly held by Mudrick Opportunity Co-Investment Fund, L.P.
  
  Row 13 is based on 127,657,527 Ordinary Shares outstanding, which includes (i) 126,602,621 Ordinary Shares outstanding after giving effect to the shares issued in the Capital Raise (as defined in Item 4 of this Amendment No. 6), (ii) 1,044,906 Ordinary Shares issuable upon the conversion of Convertible Senior Secured Notes directly held by Mudrick Opportunity Co-Investment Fund, L.P., and (iii) 10,000 Ordinary Shares issuable upon exercise of Existing Warrants held by Mudrick Opportunity Co-Investment Fund, L.P.
- Mudrick Opportunity Co-Investment Fund GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,238,495; sole dispositive power 0; shared dispositive power 2,238,495; aggregate amount beneficially owned 2,238,495 (1.8% of the class)
  Comment: Rows 8, 10 and 11 include (i) 1,183,589 Ordinary Shares of the Issuer, (ii) 1,044,906 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes, and (iii) 10,000 Ordinary Shares issuable upon the exercise of Existing Warrants, in each case, directly held by Mudrick Opportunity Co-Investment Fund, L.P.
  
  Row 13 is based on 127,657,527 Ordinary Shares outstanding, which includes (i) 126,602,621 Ordinary Shares outstanding after giving effect to the shares issued in the Capital Raise (as defined in Item 4 of this Amendment No. 6), (ii) 1,044,906 Ordinary Shares issuable upon the conversion of Convertible Senior Secured Notes directly held by Mudrick Opportunity Co-Investment Fund, L.P., and (iii) 10,000 Ordinary Shares issuable upon exercise of Existing Warrants held by Mudrick Opportunity Co-Investment Fund, L.P.
- Mudrick Distressed Opportunity Drawdown Fund III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 512,447; sole dispositive power 0; shared dispositive power 512,447; aggregate amount beneficially owned 512,447 (0.4% of the class)
  Comment: Rows 8, 10 and 11 include (i) 265,045 Ordinary Shares of the Issuer, (ii) 123,701 Ordinary Shares issuable upon the exercise of Tranche A Warrants and 123,701 Ordinary Shares issuable upon the exercise of Tranche B Warrants, in each case, directly held by Mudrick Distressed Opportunity Drawdown Fund III, L.P.
  
  Row 13 is based on 126,850,023 Ordinary Shares outstanding, which includes (i) 126,602,621 Ordinary Shares outstanding after giving effect to the shares issued in the Capital Raise (as defined in Item 4 of this Amendment No. 6), (ii) 123,701 Ordinary Shares issuable upon the exercise of Tranche A Warrants and (iii) 123,701 Ordinary Shares issuable upon the exercise of Tranche B Warrants, as each is defined in this Schedule 13D.
- Mudrick Distressed Opportunity Drawdown Fund III GP, LLC: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 512,447; sole dispositive power 0; shared dispositive power 512,447; aggregate amount beneficially owned 512,447 (0.4% of the class)
  Comment: Rows 8, 10 and 11 include (i) 265,045 Ordinary Shares of the Issuer, (ii) 123,701 Ordinary Shares issuable upon the exercise of Tranche A Warrants and 123,701 Ordinary Shares issuable upon the exercise of Tranche B Warrants, in each case, directly held by Mudrick Distressed Opportunity Drawdown Fund III, L.P.
  
  Row 13 is based on 126,850,023 Ordinary Shares outstanding, which includes (i) 126,602,621 Ordinary Shares outstanding after giving effect to the shares issued in the Capital Raise (as defined in Item 4 of this Amendment No. 6), (ii) 123,701 Ordinary Shares issuable upon the exercise of Tranche A Warrants and (iii) 123,701 Ordinary Shares issuable upon the exercise of Tranche B Warrants, as each is defined in this Schedule 13D.
- Mudrick Co-Investment Opportunity III, L.P.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 250,000; sole dispositive power 0; shared dispositive power 250,000; aggregate amount beneficially owned 250,000 (0.2% of the class)
  Comment: Rows 8, 10 and 11 include 250,000 Ordinary Shares of the Issuer directly held by Mudrick Co-Investment Opportunity III, L.P.
  
  Row 13 is based on 126,602,621 Ordinary Shares outstanding after giving effect to the shares issued in the Capital Raise (as defined in Item 4 of this Amendment No. 6).
- Mudrick Co-Investment Opportunity III GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 250,000; sole dispositive power 0; shared dispositive power 250,000; aggregate amount beneficially owned 250,000 (0.2% of the class)
  Comment: Rows 8, 10 and 11 include 250,000 Ordinary Shares of the Issuer directly held by Mudrick Co-Investment Opportunity III, L.P.
  
  Row 13 is based on 126,602,621 Ordinary Shares outstanding after giving effect to the shares issued in the Capital Raise (as defined in Item 4 of this Amendment No. 6).

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Name of issuer: Vertical Aerospace Ltd.
Address of issuer's principal executive offices: Unit 1 Camwal Court, Chapel Street, Bristol, United Kingdom (X0), BS2 0UW
Comment: This Amendment No. 6 ("Amendment No. 6") amends the statement on Schedule 13D (as amended from time to time, the "Schedule 13D") originally filed by the Reporting Persons October 23, 2024, and relates to the ordinary shares, par value $0.0001 per share ("Ordinary Shares"), of Vertical Aerospace Ltd. (the "Issuer" or the "Company"). Except as specifically provided herein, this Amendment No. 6 does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 6 shall have the meaning assigned to such term in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
This Item 4 of the Schedule 13D is amended and supplemented as follows:

As disclosed by the Issuer, on March 30, 2026, the Issuer announced the issuance of registered ordinary shares for an aggregate of $50 million, issued under the Issuer's "at the market" share issuance program pursuant to the open market sale agreement, dated September 5, 2025, as amended, between the Issuer and Jefferies LLC (the "Capital Raise"). As a result of the Capital Raise, the Reporting Persons' beneficial ownership decreased by more than 1% of the Issuer's outstanding equity securities.

Additionally, on March 30, 2026, MCM agreed in principle, subject to further negotiation and the execution of definitive agreements, to: (i) amend the existing 10.00% / 12.00% Convertible Senior Secured Notes held by certain of the Reporting Persons to extend their maturity from December 2028 to December 2030; and (ii) provide a facility under which it would purchase up to $50 million of new additional convertible secured notes subject to certain conditions, issuable in tranches over 12 months, and on the same terms as the existing notes.

The Reporting Persons previously acquired Issuer Securities for investment purposes. The Reporting Persons review their investment in the Issuer on a continuing basis and consider such other factors relevant to the Reporting Persons, which could include the price and availability of Issuer Securities, the Issuer's business and the Issuer's prospects, applicable legal restrictions, prevailing market conditions, other investment opportunities, tax considerations, liquidity requirements of such Reporting Person and/or other investment considerations. Without limiting the generality of the preceding sentence, each of the Reporting Persons (in each case, subject to any applicable restrictions under applicable law) may at any time or from time to time: (i) purchase, receive in a distribution or other transfer, or otherwise acquire Issuer Securities (including, but not limited to up to $50 million of new additional convertible secured notes as discussed above), in public or private transactions; (ii) convert or redeem all or a portion of the Convertible Senior Secured Notes for Ordinary Shares; (iii) exercise all or a portion of the Existing Warrants, Tranche A Warrants and/or Tranche B Warrants, in each case, for Ordinary Shares; (iv) sell, transfer, distribute or otherwise dispose of all or a portion of its Issuer Securities in public or private transactions, including in registered offerings, subject to any applicable lock-up or other agreement; (v) enter into derivatives or hedging transactions relating to Issuer Securities and/or (vi) enter into agreements with a broker intended to comply with the requirements of Rule 10b5-1(c)(1)(i) under the Act, on such terms and at such time as the Reporting Persons may deem advisable. Subject to the agreements described in the Schedule 13D, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans, including with respect to influence on management or the Board regarding the business and affairs of the Issuer, including with respect to MCM's consent rights with respect to the Issuer's governance documents and the Board's composition as disclosed in Amendment No. 3, and engage with advisors, the Issuer or other persons regarding such matters.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
This Item 5(a) of the Schedule 13D is amended and supplemented as follows:

The responses set forth in rows 7 through 13 and the related "Comments for Type of Reporting Person" on the cover pages to this Amendment No. 6 are incorporated by reference into this Item 5. Such responses are provided as of March 30, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose:
This Item 5(b) of the Schedule 13D is amended and supplemented as follows:

The responses set forth in rows 7 through 13 and the related "Comments for Type of Reporting Person" on the cover pages to this Amendment No. 6 are incorporated by reference into this Item 5. Such responses are provided as of March 30, 2026.

By virtue of the relationships described herein, the Reporting Persons may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Exchange Act. The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons beneficially own those securities held by another member of such group. In addition, each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.
Transactions in the class effected during the past sixty days:
This Item 5(c) of the Schedule 13D is amended and supplemented as follows:

Except as set forth herein, the Reporting Persons have not effected any transactions in securities of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds:
This Item 5(d) of the Schedule 13D is amended and supplemented as follows:

Under certain circumstances, partners, members or shareholders of the Reporting Persons, as the case may be, could have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities owned by such Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 18: Joint Filing Agreement, incorporated by reference to Exhibit 17 of Amendment No. 5 to this Schedule 13D filed with the SEC on April 1, 2026.

## Signatures
- Mudrick Capital Management, L.P.: By: Mudrick Capital Management, LLC its general partner, /s/ Jason Mudrick, Jason Mudrick, Sole Member (04/01/2026)
- Mudrick Capital Management, LLC: /s/ Jason Mudrick, Jason Mudrick, Sole Member (04/01/2026)
- Jason Mudrick: /s/ Jason Mudrick, Jason Mudrick, Sole Member (04/01/2026)
- Mudrick Distressed Opportunity Fund Global, L.P.: By: Mudrick GP, LLC, /s/ Jason Mudrick, Jason Mudrick, Sole Member (04/01/2026)
- Mudrick GP, LLC: /s/ Jason Mudrick, Jason Mudrick, Sole Member (04/01/2026)
- Mudrick Distressed Opportunity Drawdown Fund II, L.P.: By: Mudrick Distressed Opportunity Drawdown Fund II GP, LLC, its general partner, /s/ Jason Mudrick, Jason Mudrick, Sole Member (04/01/2026)
- Mudrick Distressed Opportunity Drawdown Fund II SC, L.P.: By: Mudrick Distressed Opportunity Drawdown Fund II GP, LLC, its general partner, /s/ Jason Mudrick, Jason Mudrick, Sole Member (04/01/2026)
- Mudrick Distressed Opportunity Drawdown Fund II GP, LLC: /s/ Jason Mudrick, Jason Mudrick, Sole Member (04/01/2026)
- Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P.: By: Mudrick Distressed Opportunity 2020 Dislocation Fund GP, LLC, its general partner, /s/ Jason Mudrick, Jason Mudrick, Sole Member (04/01/2026)
- Mudrick Distressed Opportunity 2020 Dislocation Fund GP, LLC: /s/ Jason Mudrick, Jason Mudrick, Sole Member (04/01/2026)
- Mudrick Distressed Opportunity SIF Master Fund, L.P.: By: Mudrick Distressed Opportunity SIF Master Fund LLC, its general partner, /s/ Jason Mudrick, Jason Mudrick, Sole Member (04/01/2026)
- Mudrick Distressed Opportunity SIF GP, LLC: /s/ Jason Mudrick, Jason Mudrick, Sole Member (04/01/2026)
- Mudrick Stressed Credit Master Fund, L.P.: By: Mudrick Stressed Credit Fund GP, LLC, its general partner, /s/ Jason Mudrick, Jason Mudrick, Sole Member (04/01/2026)
- Mudrick Stressed Credit Fund GP, LLC: /s/ Jason Mudrick, Jason Mudrick, Sole Member (04/01/2026)
- Mudrick Opportunity Co-Investment Fund, L.P.: /s/ Jason Mudrick, Jason Mudrick, Sole Member (04/01/2026)
- Mudrick Opportunity Co-Investment Fund GP, LLC: /s/ Jason Mudrick, Jason Mudrick, Sole Member (04/01/2026)
- Mudrick Distressed Opportunity Drawdown Fund III, L.P.: By: Mudrick Distressed Opportunity Drawdown Fund III GP, LLC, its general partner, /s/ Jason Mudrick, Jason Mudrick, Sole Member (04/01/2026)
- Mudrick Distressed Opportunity Drawdown Fund III GP, LLC: /s/ Jason Mudrick, Jason Mudrick, Sole Member (04/01/2026)
- Mudrick Co-Investment Opportunity III, L.P.: /s/ Jason Mudrick, Jason Mudrick, Sole Member (04/01/2026)
- Mudrick Co-Investment Opportunity III GP, LLC: /s/ Jason Mudrick, Jason Mudrick, Sole Member (04/01/2026)